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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                         PREMIERE RADIO NETWORKS, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  740906 10 2
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

  Annie Kun Baker, CARLSMITH BALL WICHMAN CASE & ICHIKI, 555 S. Flower Street,
         25th Floor, Los Angeles, California 90071-2326  (213) 955-1200
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 April 7, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D


CUSIP No.  740906-10-2                                         Page 2 of 6 Pages
         ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          ERIC WEISS
          Social Security No. ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    83,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   83,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          83,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          1.95%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                     Filed by ERIC WEISS (reporting person)
                    with respect to Class A Common Stock of
                     Premiere Radio Networks, Inc. (Issuer)


                 Reference is hereby made to that certain Schedule 13D, dated January 16, 1997 (the "Schedule") filed by Eric Weiss with respect to the Class A Common Stock, par value $0.01 per share, of Premiere Radio Networks, Inc., a Delaware corporation ("Premiere"). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The Schedule is hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND

                 Item 2 is hereby amended by restating Paragraph (c) thereof which shall read in its entirety as follows:

                 "(c)     Mr. Weiss is the President and a director of After
         Midnite Entertainment, Inc., (the "Merger Sub"), a newly formed Delaware corporation, whose principal business is programming and syndication of country music. The Merger Sub's address is 15260 Ventura Boulevard, Sherman Oaks, California 91403-5339. Mr. Weiss is also a director of Premiere."


ITEM 4.  PURPOSE OF TRANSACTION

                 Item 4 is hereby amended to add the following:


                                       1.

                 "On April 7, 1997 Premiere entered into an Agreement and Plan of Merger (the "Merger Agreement") with Jacor Communications, Inc. ("JCI"), Jacor Communications Company ("JCC") and PRN Holding Acquisition Corp. ("PRN") (the "Merger"). Pursuant to the Merger Agreement, among other things, PRN will be merged with and into Premiere, with Premiere as the surviving corporation (the "Merger"). In the Merger each outstanding share of Common Stock, par value $.01 per share ("Common Stock"), and Class A Common Stock, par value $.01 per share ("Class A Stock"), of Premiere, other than (i) shares held by Archon Communications, Inc. ("Archon"), (ii) shares held by any direct or indirect subsidiary of Premiere or JCI, or (iii) shares held by persons who perfect dissenters' rights under the Delaware General Corporation Law, will be converted into (i) $13.50 in cash, and (ii) a fraction of a share of common stock, no par value per share of JCI (the "Jacor Stock") equal to .25 multiplied by .61016949 (the "Exchange Ratio"); provided, that the Exchange Ratio will be adjusted as set forth in the Merger Agreement in the event that the average closing trading price of the Jacor Stock for the ten trading days preceding the date which is three days prior to the closing date is less than $26.50 per share or greater than $32.50 per share. The cash and stock to be paid to Premiere's stockholders is valued at approximately $18 per share. The Merger is subject to various conditions, including receipt of all necessary regulatory approvals, and is expected to be consummated during the summer of 1997. Immediately following the Merger, Premiere shall continue as the surviving corporation (the "Surviving Corporation") and shall be a subsidiary of JCC.

                 Under the terms of the Merger Agreement, from and after the time the Merger becomes effective (the "Effective Time"), (i) the directors of PRN at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Premiere at the Effective Time shall be the officers of the Surviving Corporation. At the Effective Time, the by-laws of PRN, as in effect immediately prior to the Effective Time, shall become the by-laws of the Surviving Corporation.

                 The Merger Agreement also provides that Premiere shall use its best efforts to cause the Registration Rights Agreement entered into in connection with the acquisition by Premiere of





                                       2.

         After Midnite Entertainment, Inc., a California corporation, to be terminated prior to the Closing of the Merger.

                 The Merger Agreement further provides that Premiere will use its reasonable best efforts to cause the vesting, prior to the Effective Time, of each unvested option or warrant to acquire shares of Common Stock and of Class A Stock of Premiere (collectively, "Premiere Shares") and to cause each person holding any such option or warrant (a "Holder") to enter into an agreement to cancel each of such options and warrants immediately prior to the Effective Time in exchange for the "Applicable Option or Warrant Payment" which shall consist of cash and Jacor Shares calculated in accordance with a formula set forth in the Merger Agreement.

                 Accordingly, if the Merger is consummated, the unvested Merger Options and Director Options held by Mr. Weiss shall become vested prior to the Effective Time and all of such Options shall be exchanged for cash and Jacor Stock, in accordance with and subject to the terms and conditions of the Merger Agreement."


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 Item 5 is hereby restated as follows:

                 "(a)     Mr. Weiss beneficially owns 83,000 shares of Premiere
         Class A Stock, constituting approximately 1.95%(1) of all outstanding shares of Premiere Class A Stock . These shares are comprised of 73,000 shares of Class A Stock which are personally owned by Mr. Weiss and options to acquire 10,000 shares(2) of Premiere Class A Stock (5,000 shares pursuant to the Director Options and 5,000 shares pursuant to the Merger Options).





         __________________________________

         1 Based upon 4,256,794 shares of Class A Stock represented by the Issuer to be outstanding as of April 7, 1997.

         2 Issuable upon the exercise of options exercisable within 60 days from the date hereof.

                                       3.

                 (b) Please see the answers to Item 7 through 11, inclusive, of the cover page of this Amendment No. 1 to Schedule 13D which information is incorporated herein by this reference.

                 (c) Mr. Weiss effected the following transactions in Premiere Class A Stock since January 16, 1997:


                          Date                                  Shares                   Price per Share
                          ----                                  ------                   ---------------
                          January 23, 1997                   6,000 (sold)(3)               $11.525
                          January 23, 1997                  27,500 (sold)(3)               $11.593
                          March 26, 1997                    55,000 (4)                     $15.5"


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 24, 1997                                     By:   /s/ Eric Weiss
                                                         --------------------
                                                         ERIC WEISS





 __________________________________

3   These sales were open market transactions.

4 These shares were transferred to The Eric Weiss Charitable Remainder Unitrust U/A dated March 26, 1997 at the value set forth above.